SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 11-K

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[X]  ANNUAL REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE ACT OF
     1934

For the fiscal year ended  June 30, 2001
                         -------------------------------------------------------

                                       OR

[ ] TRANSITION  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
    ACT OF 1934

For the transition period from                         to
                              ------------------------    ---------------------

Commission file number        0-24040
                        --------------------------------------------------------


                      PENN FEDERAL SAVINGS BANK 401(k) PLAN


                        PennFed Financial Services, Inc.
                              622 Eagle Rock Avenue
                       West Orange, New Jersey 07052-2989

PENN FEDERAL SAVINGS BANK 401(k) PLAN

TABLE OF CONTENTS
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                                                                         Page

INDEPENDENT AUDITORS' REPORT                                               1

FINANCIAL STATEMENTS AS OF JUNE 30, 2001 AND
     2000 AND FOR THE YEAR ENDED JUNE 30, 2001:

     Statements of Net Assets Available for Benefits                       2

     Statement of Changes in Net Assets Available for Benefits             3

     Notes to Financial Statements                                        4-7

SUPPLEMENTAL SCHEDULE:

     Form 5500, Schedule H, Part IV, Schedule of Assets Held for Investment 8 Purposes at End of Year as of June 30, 2001


Supplemental Schedules not included herein are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT


Penn Federal Savings Bank
401(k) Plan Trustees
West Orange, New Jersey

We have audited the accompanying statements of net assets available for benefits of Penn Federal Savings Bank 401(k) Plan (the "Plan") as of June 30, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended June 30, 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2001 and 2000, and the changes in net assets available for benefits for the year ended June 30, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of Plan management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


December 18, 2001

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2001 AND 2000
--------------------------------------------------------------------------------


                                                   2001            2000
ASSETS:

  Investments, at fair value                    $4,836,442      $4,445,614
  Participant loans receivable                      58,525          68,266

  Contributions receivable:
    Employer contribution                          111,040         103,572
    Participant contributions                       58,173          53,172
                                                ----------      ----------

           Total contributions receivable          169,213         156,744

  Other accrued income                                 208              75
                                                ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS               $5,064,388      $4,670,699
                                                ==========      ==========


The accompanying notes are an integral part of these financial statements

PENN FEDERAL SAVINGS BANK 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS YEARS ENDED JUNE 30, 2001
--------------------------------------------------------------------------------


NET INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS:
  Additions to fund:
    Employer's contributions                                    $   108,296
    Participants' contributions                                     492,779
                                                                -----------

           Total contributions                                      601,075

    Interest income                                                   5,474
    Investment  income                                              491,259
    Net depreciation in fair value of investments                  (538,151)
                                                                -----------

          Total additions                                           559,657
                                                                -----------

  Deductions from fund:
    Payments to participants                                       (165,968)
                                                                -----------

          Total deductions                                         (165,968)
                                                                -----------

NET INCREASE                                                        393,689

NET ASSETS AVAILABLE FOR BENEFITS,
  BEGINNING OF YEAR                                               4,670,699
                                                                -----------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR                  $ 5,064,388
                                                                ===========


The accompanying notes are an integral part of these financial statements.

PENN FEDERAL SAVINGS BANK 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

A.   PLAN DESCRIPTION

     The following description of the Penn Federal Savings Bank 401(k) Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     1. Plan Agreement - The Plan was established January 1, 1990 as a defined contribution plan. Employees become eligible to participate in the Plan on January 1, April 1, July 1, or October 1, immediately after obtaining age twenty and one-half and completing three months of service, working 1,000 hours at Penn Federal Savings Bank (the "Bank").

     2. Contributions

     (a) Salary Deferral Contributions - An eligible employee may elect to have a percentage of compensation contributed to this Plan on a pre-tax salary reduction basis. A participant may elect to defer between 1% and 15% of their compensation under a Salary Reduction Agreement to the Plan. Additionally, participants may contribute an amount not to exceed 10% of compensation on an after tax basis and may allocate their contributions to eight different investment funds and to the common stock of PennFed Financial Services, Inc. In no event can the total amount deferred exceed $10,500 (adjusted annually).

     (b) Matching Employer Contributions - Pursuant to an amendment approved by the Bank's Board of Directors, the employer matching contribution is a discretionary matching contribution that varies between 25% and 100% of the participant's contribution (subject to certain limitations) depending on the Bank's financial performance.

     (c) Vesting - Participants are always vested with respect to their contributions plus actual earnings thereon. Vesting with respect to the Bank's contributions is 20% per year of service and 100% vesting after 5 years.

Effective October 1, 1991, a resolution of the Board of Directors was passed allowing nondiscriminatory participant loans from the Plan. Loans are made for hardship situations only. Each loan must be adequately secured and the loan repayment must be made before any distribution of retirement benefits.

B.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation - The financial statements of the Plan are presented on the accrual basis of accounting.

     Investment Valuation and Income Recognition - Investments in mutual funds consisting of the Basic Value Fund, Capital Fund, CMA Money Fund, Corporate Intermediate Bond Fund, Global Allocation Fund, Growth Fund for Investment and Retirement and Ready Asset Trust Fund were managed by Merrill Lynch. Investments in mutual funds consisting of the MFS Emerging Growth Fund and Massachusetts Investors Trust Fund were managed by Massachusetts Financial Services Company ("MFS"). Investments in mutual funds and investments in PennFed Financial Services, Inc. common stock are recorded at market value as determined by quoted market prices.

     Purchases and sales of securities are recorded as of the settlement date. There were no material unsettled trades at June 30, 2001 or 2000. Interest income is recorded on the accrual basis. Participant loans receivable are valued at cost which approximates fair value.

     Participant Accounts - Under the trusteeship of Merrill Lynch Trust Company participants may designate their contributions to be invested in any of the following eight funds and common stock:

     1. Basic Value Fund - The investment objective of the Fund is to seek capital appreciation and, secondarily, income by investing primarily in equity securities.

     2. Capital Fund - The investment objective of the Fund is to maximize total investment return by shifting emphasis among equity, debt and convertible securities.

     3. Corporate Intermediate Bond Fund - The investment objective of the Fund is to seek current income. The Fund anticipates that under normal circumstances, the majority of its assets will be invested in fixed-income securities, including convertible and nonconvertible debt securities and preferred stock.

     4. Global Allocation Fund - The investment objective of the Fund is to seek a high total investment return utilizing United States and foreign equity, debt and money market securities; the combination of which will vary from time to time both with respect to types of securities and markets in response to changing market and economic trends.

     5. Growth Fund for Investment and Retirement - The investment objectives of the Fund are to seek growth of capital and, secondarily, income by investing in a diversified portfolio of equity securities.

     6. Ready Assets Trust Fund - The investment objectives of the Fund are to seek preservation of capital, liquidity and current income by investing in a diversified portfolio of short-term money market securities.

     7. MFS Emerging Growth Fund - The investment objective of the Fund is to seek long-term growth of capital by investing primarily in common stock.

     8. Massachusetts Investors Trust Fund -The investment objective of the Fund is to seek current income and long-term growth of capital and income by investing primarily in common stock and convertibles.

     9. PennFed Financial Services, Inc. Common Stock - Allows the participants in the Plan to direct the investment of all or a portion of the assets in their Plan accounts to the common stock of PennFed Financial Services, Inc. (the holding company for Penn Federal Savings Bank).

     Benefit Payments - Participants or their designated beneficiary, may elect to receive benefit distributions in either one lump-sum payment; or equal monthly, quarterly, or semi-annual installments, equal to the total value of their separate accounts upon termination of employment, disability or death. If the election is in installments, the account will either be segregated and separately invested by the trustees, or invested in a nontransferable annuity policy.

     During employment and in the event of financial hardship, participants may request payments of their account value; however, this distribution cannot exceed the amount required to relieve the hardship. Such payment is subject to approval by the Plan administrator.

     Benefits Payable - Net assets available for benefits included benefits of $564,146 and $440,352 due to participants who have withdrawn from participation in the Plan, but were not yet paid as of June 30, 2001 and 2000, respectively.

     Administrative Expenses - The Bank has elected to pay administrative expenses on behalf of the Plan.

     Forfeitures  -  Forfeitures  (the  portions  of  terminated   participants'
     accounts in which they did not have a vested interest) are used to reduce future Bank contributions.

C.   INVESTMENTS

     The Plan's investments are held in a trust fund. The following table presents investments. Investments that represent 5 % or more of the Plan's net assets are separately identified.

                                                               June 30
                                                         2001           2000

     Investments at Fair Value as Determined
      by Quoted Market Price:
      Growth Fund for Investment and Retirement      $  787,038     $1,144,551
      Global Allocation Fund                            970,140        789,836
      Basic Value Fund                                1,096,539        921,025
      Capital Fund                                      589,771        543,548
      Corporate Intermediate Bond Fund                  381,062        303,695
      Ready Asset Trust Fund                            250,821        279,718
      PennFed Financial Services, Inc. Stock            537,553        290,092
      Other Mutual Funds                                223,518        173,149
                                                     ----------     ----------

               Total investments                     $4,836,442     $4,445,614
                                                     ==========     ==========

     During the year ended June 30, 2001, the Plan's investments (including investments bought, sold, and held during the year) depreciated in value by $538,151 as follows:


     Investments at Fair Value as Determined by
      Quoted Market Price:
      Mutual funds                                                   $(740,928)
      Common stock                                                     202,777
                                                                     ---------

           Net change in fair value                                  $(538,151)
                                                                     =========



D.   PLAN TERMINATION

     Although it has not expressed any intention to do so, the Bank has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, all participants automatically become 100% vested in their accounts.

E.   INVESTMENT INCOME

     The Plan is valued at least quarterly and participants' accounts are credited with a proportional share of investment income. Additionally, investments are priced daily.

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F.   TAX STATUS

     The sponsor adopted a non-standardized prototype plan which received an Internal Revenue Service opinion letter dated June 29, 1993 and the Internal Revenue Service has determined and informed the Company by letter dated December 7, 1995 that the Plan, as adopted, and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "Code"). The Plan has since been amended, however, the Plan Administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

                                     ******


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PENN FEDERAL SAVINGS BANK 401(k) PLAN

FORM 5500, SCHEDULE H, PART IV

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
--------------------------------------------------------------------------------


                                                                   Number            Current
                             Description                          of Units            Value

Investments managed by Merrill Lynch Trust Company:
  Mutual Funds and Equity:
    MFS Emerging Growth Fund                                      3,836.856      $   148,486
    MFS Massachusetts Investors Trust Fund                        4,215.296           75,032
    Merrill Lynch Growth Fund for Investment and Retirement      45,388.556          787,038
    Merrill Lynch Global Allocation Fund                         71,281.406          970,140
    Merrill Lynch Basic Value Fund                               32,605.967        1,096,539
    Merrill Lynch Capital Fund                                   20,053.401          589,771
    Merrill Lynch Corporate Intermediate Bond Fund               34,206.663          381,062
    Merrill Lynch Ready Asset Trust Fund                        250,821.380          250,821
  PennFed Financial Services, Inc. Stock                         23,270.678          537,553
                                                                                 -----------

                                                                                   4,836,442

Personal loans with interest rates of
  9.75% to 11.50%, with due dates ranging from
  2001 to 2026                                                                        58,525
                                                                                 -----------

                                                                                 $ 4,894,967
                                                                                 ===========

                                       8


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                                  EXHIBIT INDEX


     Exhibit
     Number

       23                         Consent of Deloitte & Touche LLP